Columbia Frontier Fund Inc	Columbia Seligman Communications and Information Fund, Inc.
Columbia Government Money Market Fund, Inc.	Seligman Global Fund Series, Inc.
Seligman Value Fund Series, Inc.

50606 Ameriprise Financial Center

Minneapolis, MN 55474

December 27, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Frontier Fund Inc (Registration Nos. 002-92487; 811-04078)

Columbia Government Money Market Fund, Inc. (Registration Nos. 002-56805; 811-02650)

Seligman Value Fund Series, Inc. (Registration Nos. 333-20621; 811-08031)

Columbia Seligman Communications and Information Fund, Inc. (Registration Nos. 002-80168; 811-03596)

Seligman Global Fund Series, Inc. (Registration Nos. 033-44186; 811-06485)

(each, a “Registrant” and collectively, the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants listed above, each of which is a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 the definitive notice of special meeting, proxy statement and form of proxy card in connection with a special meeting of shareholders of the specified series of each Registrant (the “Funds”). The special meeting is scheduled to be held on February 15, 2011.

Proxies are being solicited for the Funds to consider and vote on: (i) a proposal to elect 16 individuals to serve on the Board of Directors of the Registrants, (ii) the approval of a new Investment Management Services Agreement and (iii) a proposal to authorize the investment adviser of the Funds to enter into and materially amend subadvisory agreements in the future, with the approval of the board of directors that oversees the Fund, but without obtaining shareholder approval.

If you have any questions or comments, please contact me at (612) 671-4321.

Very truly yours,

/s/ Christopher O. Petersen
Christopher O. Petersen
Assistant Secretary